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Green Sense Farms, LLC

Transforming farming and disrupting produce distribution.

● Small Raise	🏠 Portage, IN	🏷 Agriculture
0	$0	$100k
Reservations	Raised	Reservation Goal

0% funded with 71 days left

Company (/startup/green-sense-farms-llc)   Team (/startup/gree




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03:17

"Vertical farms are capturing attention for two big reasons: local interest in produce that doesn't have to be transported hundreds of miles before it makes it to the kitchen, and the need to find new food sources for the world's growing population. That means farmers will need to produce up to 70% more food, tough to do in a world where 80% of the land suitable for farming is already in use. It stands to reason that indoor alternatives will continue to blossom, especially in expanding urban communities." -Heather Clancy, Forbes

- Market Leader

- Largest network of commercial indoor vertical farms

- Total Assets $2.6M; 2015 Revenue: $788K

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- Harvest capacity ~3M plants per year

- Opened first farm in China in August, 2016

- Primus food safety audit with a 94% or above rating

- Innovation partners include Phillips, Hortimax, Rizk Zwaan, Desert Aire and Dramm

- Products currently distributed to grocery stores, produce companies, and select restaurants

- Harvest year-round, using a fraction of the land, water, and fertilizer of traditional field farming

- Growing pesticide, herbicide, preservative and GMO free produce

Build a network of indoor vertical farms, and locate them at perishable food distribution centers owned by large grocery stores, and at institutional campuses wherever large volumes of meals are served daily. Our goal is to profitably and sustainably grow the best leafy greens in a controlled indoor environment.

We took an old idea and made it new. Green Sense Farms is transforming farming by growing leafy green in stacking vertical towers, 365 days a year. We grow high quality crops consistently using automated computer controls

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which provide the precise amount of light, nutrient, water, temperature and humidity, so we can harvest year-round.

Our first farm was built in Portage, Indiana and made its first shipment to Whole Foods Midwest distribution center in March 2014 when it was -20 degrees Fahrenheit outside.

We are a high tech agriculture company that is constantly innovating and developing better ways to grow indoors that use less energy, reduce greenhouse gas emission, minimize waste and recycle water to produce the best crop. By putting these farms at the point of consumption and distribution, we reduce the amount of miles food travels and ensure that our vegetables are fresh and nutritious.

Green Sense Farms controls the entire process from seed-to-supermarket. We grow, pack and ship our leafy green vegetables and comply with a rigorous food safety and product traceability programs. Each year we have passed our Primus food safety audit with a 94% or above rating.   We sell micro greens, baby greens, culinary herbs and lettuces in volume to grocery stores chains and produce companies and direct to a select few restaurants.

Offering Size: Minimum $100,000; Maximum $1,000,000

Cost per Common Unit: $100

Available Common Units: 10,000

Minimum Investment: $100

Subscriptions Closed: October 29, 2016

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Reports Annual: K-1

Exit Strategy: Green Sense Farms is a market leader in the emerging indoor vertical farming market. We believe there is a tremendous opportunity indoor vertical farming and will constantly evaluate business strategies that are in the best interest of our members to maximize the value of the Company. Our goal is to build network of indoor vertical farms and grow the value of each share through operating profitable Farms. Our exit strategy can include:

- Merge with other indoor vertical farming operations and pay investors a dividend from profits
- Acquire other indoor vertical farms and pay investors a dividend from profits
- Sell the network of Farms to a strategic investor or a financial investor and investors can liquidate their shares
- Evaluate an Initial Public Offering of our securities

The funds raised will primarily be used for R&D to create new farm designs, and for pre-development activities to expand our network of farms with remaining funds for operating capital.

Farm locations will target perishable food distribution centers at major grocery store chains, and institutional campus locations: including hospitals, military bases, colleges, and corporate campuses in the United States, Canada, Scandinavia, and China.

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Green Sense Farms' mission is to farm sustainably, creating an environment that is good for our workers and the planet while generating a profit. We take a common sense approach to making the world a better place to live.

For the first time ever, we're making a public offering in order to build a community of like minded individuals that support sustainable farming that's changing the world.

We continue to perfect our indoor growing technology and formed partnerships with leading Dutch and American horticultural companies to create a proprietary state of the art growing system (Phillips, Hortimax, Rizk Zwaan, Desert Aire and Dramm).

From our first 20,000 sq./ft. farm in Portage, Indiana, we are expanding our farm network and have 10 farms in our development pipeline in the USA, Canada, China and Scandinavia. Our current business model is to design, build, operate and own indoor vertical farms in the USA; and to own a minority interest with a local operating partner for farms offshore. In March 2015, Green Sense Farms formed a Hong Kong company to partner with Star Global Agriculture to build a network of farms in China to serve a growing middle class population that is demanding chemical free produce. We broke ground for the first farm in December 2015 and became operational in August, 2016. Located in the city of Shenzhen, with a population of 48 million people within 50 miles of the Farm.

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Our long term goal is to expand our network of vegetable farms and then to spin off a biopharmaceutical business that grows plant proteins using non-GMO seeds that can be synthesized into vaccines and medicine.

We have also developed a sustainability course with Indiana University South Bend, called the Art of Sustainability. This course is now taught annually and includes a final mural painted by the class. These murals will be hung in every future Green Sense Farm.

Green Sense Radio Show, hosted by Founding Farmer, Robert Colangelo, is heard in syndication nationwide on 37 stations coast to coast and available through podcasts. The radio show plays an important role in our education and outreach as well as our marketing strategy.

We also have additional revenue channels that include pharmaceutical plant proteins and consumer packaged goods that we plan to bring on line within the next 5 years.

Robert Colangelo is a scientist, author and environmental entrepreneur who founded several leading market based organizations that include: Environmental Planning Group, American Business Center Nizhnevartovsk, Siberia, Russia, Brownfield Development LLC, Environomics Communications, Brownfield News magazine, The National Brownfield Association, The Surplus Property Roundtable, Green Sense radio show and Green Sense Farms, LLC.

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Mr. Colangelo is recognized as a national expert and an authoritative source on indoor vertical farming, brownfield redevelopment and sustainability; he is the author of several books and numerous articles on the subject and is the host of the nationally syndicated Green Sense radio show.

Mr. Colangelo holds a Masters and Bachelors degree in Earth Science from Northeastern Illinois University and is currently responsible for building a global network of Indoor Vertical Farms.

Mr. Wenz co-founded Green Sense Farms and serves as its CFO. Mr. Wenz started his accounting career at the Dearborn Group, LLC, an Arlington Heights, IL firm that owned and managed numerous apartment developments in IL and IA. He then worked at Utilities, Inc., a multi-state water and wastewater utility holding company. As the VP of Regulatory Matters, Mr. Wenz was responsible for all functions dealing with rate setting and economic regulation in the Company's sixteen state service area. He then formed DC Custom Homes, LLC. As a partner in the firm, he participated in the acquisition, redevelopment and sale of numerous residential properties in the suburbs of Chicago. He also is a partner in AC Capital Partners, LLC, a firm that owns and leases assisted living centers in Wisconsin.

Mr. Wenz holds a Bachelor of Business Administration (Accountancy) from Western Michigan University and is a Certified Public Accountant. He also serves on the Board of Directors of the United Way of Porter County.

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Mr. Schlyer has been practicing law for 15 years and has closed more than $200M in commercial and residential real estate transactions. He has contract based and foreclosure related litigation experience and has served as general counsel to numerous real estate funding entities. As a solo practitioner for the past 10 years, Mr. Schlyer has identified revenue generating properties for client purchase, managed reconstruction projects, underwritten assets, conducted title reviews, overseen litigation, and counseled on market evolution in the "green" space. Mr. Schlyer is an Illinois licensed attorney.

Lane Patterson is a pioneer and innovator with over 20 years' experience in building controlled environment agriculture systems. Prior to working at Green Sense Farms, Mr. Patterson worked at the South Pole Food Growth Chamber, NASA Steckler Space Center and University of Arizona Controlled Environment Agriculture Center. Currently

Mr. Patterson is the Systems Manager for Green Sense Farms and is responsible for conducting R&D on new farm design, coordinating with innovation partners, improving growing systems and overseeing construction of new Farms.

Corbett Miller, is a Grower for Green Sense Farms, Portage, IN Farm. His focus on commercial hydroponic growing began in 2010 while working as the Greenhouse Manager at the University of Indianapolis. He also worked as a professional hydroponic internship through Walt Disney World and grew 120+ varieties of edible crops from all over world in their indoor grow system. Since joining Green Sense Farms, he has been responsible for improving crop production, and meeting customers' orders.

Mr. Miller holds a dual degree in Biology and Environmental Science from Indianapolis University.

What is vertical farming?

Vertical farming is the practice of growing produce in vertically stacked layers using controlled-environment agriculture (https://en.wikipedia.org/wiki/Controlled-environment_agriculture) (CEA) technology. All environmental factors can be controlled including LED lights, environmental control (humidity, temperature, CO_2...) and fertigation (https://en.wikipedia.org/wiki/Fertigation) (irrigation, drainage and fertilization).

What is the difference between vertical farming and field farming?

Field Farms have to mitigate much more risks, animals, pests, invasive species, weather, drought and have a much greater impact on the environment. By growing indoor without the use of pesticides, and precisely controlling the water, nutrients and light a consistent crop can be grown year round with minimal impact to the environment.

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What kind of crops are suitable for a vertical farms?

Farming is stratifying and indoor vertical farms are best to grow leafy green vegetables, greenhouses are great for tomatoes, peppers and cucumbers and field farms are well suited to grow commodity crops such as wheat, corn and soybeans.

What are the costs of building a vertical farm?

An indoor vertical farm with two individual climate controlled grow rooms, with a seeding area , packing area, cooler and shipping area, cost approximately $3 million to build, excluding a building. Space is typically leased.

How often can you grow crops?

The time to grow a plant to maturity varies based on the cultivar. Microgreens can be grown in 8-12 days, culinary herbs and baby greens in 20-35 days and lettuces in 30-40 days. We have developed a process which allows us to accelerate the growth time by placing the plant in different areas during various phases (germination, nursery and growth) so that we can turn over our growth towers more times each year.

Will I incur any additional costs outside of my investment?

There is a one time $2.50 transactional charge for every $100 invested. Green Sense Farms is a new company and we're experiencing rapid growth since we shipped our first crop in March 2014.

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Each investor should carefully assess the risk with investing in any new company and conduct the property due diligence, and is responsible for covering this cost.

"Three guiding principles have governed my career: take on projects that make the world a better place to live, generate enough proceeds to make a comfortable living, and have fun and be passionate about your work."

Robert Colangelo, Founding Farmer & CEO, Green Sense Farms

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Green Sense Farms, LLC

Transforming farming and disrupting produce distribution.



Small Raise | Portage, IN | Agriculture

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Reservations	Raised	Reservation Goal

0% funded with 71 days left

Company (/startup/green-sense-farms-llc) **Team (/startup/gree**



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Robert Colangelo

CEO, FOUNDING FARMER

20%+ Partner

Carl Wenz

COFOUNDER, CFO, TREASURER

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This offering is not live or open to the public at this moment.

Green Sense Farms, LLC

Transforming farming and disrupting produce distribution.

● Small Raise	⌂ Portage, IN	🏷 Agriculture
0	$0	$100k
Reservations	Raised	Reservation Goal

0% funded with 71 days left

Company (/startup/green-sense-farms-llc)   **Team (/startup/gree**



Offering Terms

OFFERING SUMMARY

The following summary highlights selected information contained in this offering circular. This summary does not contain all the information that may be important to you. You should read the more detailed information contained in this offering circular, including, but not limited to, the risk factors beginning on page 4. References to "we," "us," "our," or the "Company" mean Green Sense Farms, LLC.


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Our Company

Green Sense Farms, LLC, is an Indiana limited liability company ("GSF" or the "Company") whose goal is to build a vegetable brand that is "nationally known and locally grown" by establishing a network of indoor vertical farms. Established in 2012, GSF is currently the largest commercial indoor vertical farm, by density in the United States, with expansion plans for multiple farms in the USA, Canada, Scandinavia and Asia. GSF grows leafy greens in grow rooms where all inputs are controlled creating an ideal environment for consistent, healthy, plant growth. The temperature, humidity, air flow and lighting are constantly monitored in the grow rooms. The nutritious produce includes, micro greens, baby greens, culinary herbs and lettuces which are sold to consumers within approximately 250 miles of the farm. Sustainable farming practices can increase overall crop yields, and provide healthy foods to the growing population year-round.

GSF owns, operates, designs, and builds farms. The first of these farms is the Portage Farm ("Portage Farm"), which began operations in March 2014. Located on the eastern shores of Lake Michigan in Portage, Indiana in the Ameriplex Industrial Park approximately 50 minutes from downtown Chicago. The Portage Farm consists of two climate controlled grow rooms, each approximately 100,000 cubic feet. Within each grow room are rows of grow towers containing stacking hydroponic tubs with LED lights. Grow Room I has a climate ideal for growing herbs and baby greens. Grow Room II has an ideal climate for growing lettuces and microgreens. The Farm also consist of a seeding area, germination area, packing area, cooler and shipping area.

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In addition, GSF has recently launched a separate company, Green Sense Farms HK ("GSF HK") to fill the growing demand for fresh chemical free produce in China. GSF HK is a wholly owned subsidiary of GSF, and will serve as a joint venture partner for GSF to expand internationally into Asia. GSF HK recently finished development of its first international farm in Shenzhen ("Shenzhen Farm") located across the northwestern border of Hong Kong in the city of Shenzhen, China. The Shenzhen Farm construction was completed in August 2016. Shenzhen Farm is located in a unique old textile mill that has been redeveloped into an art and business district called Id Town. Shenzhen Farm consists of two climate controlled grow rooms each approximately 75,000 cubic feet.

The goal of GSF is to build farms that have the same equipment and operational design so that they can be easily replicated to consistently grow high yield quality crops wherever they are located.

The Offering

Securities Offered
  Maximum number of Common Units 10,000 ($1,000,000)

Common Units outstanding pre offering
563,052

Common Units outstanding post offering
574,186[1]

Use of proceeds: The net proceeds of this offering will be used primarily to fund research and development, farm expansion/pre-development activities, and improve operational efficiencies at the Portage Farm.

Risk factors: Investing in our units involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the "Risk Factors" section of this offering circular.

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[1] Two additional Series A Preferred units as of the date hereof have purchase commitments from investors, which would add 1,134 to the total Common Units outstanding post-offering. These Series A Preferred Units are expected to close on or before September 1, 2016.

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets	$2,602,000.00 USD	$2,120,000.00 USD

Cash & Cash Equivalents	$294,000.00 USD	$359,000.00 USD
Accounts Receivable	$133,000.00 USD	$1,288.00 USD
Short-term Debt	$100,000.00 USD	$50,000.00 USD
Long-term Debt	$1,208,000.00 USD	$1,458,000.00 USD
Revenues / Sales	$788,000.00 USD	$76,000.00 USD
Costs of Goods Sold	$106,000.00 USD	$58,000.00 USD
Taxes Paid	$0.00 USD	$0.00 USD
Net Income	- $76,000.00 USD	- $300,000.00 USD

Finances

Balance Sheet

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Income Statements

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Statement of Cash Flow

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Statement of Changes in Equity For Past 2 Years

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Anticipated Business Plan

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Any Related Party Transaction

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Description of Intended Use of Proceeds

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Ownership and Capital Structure

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Material Terms of Any Indebtedness

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Financial Condition

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Background of Directors and Officers

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Independent Accountant's Review

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Any Events Triggering Disqualification

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Footnotes

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Plan of Distribution

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Ongoing Reporting

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Video Transcription

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Offering Terms

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Risks

A crowdfunding investment involves risk.
You should not invest any funds in this
offering unless you can afford to lose your
entire investment. In making an
investment decision, investors must rely
on their own examination of the issuer and
the terms of the offering, including the
merits and risks involved. These securities
have not been recommended or approved
by any federal or state securities
commission or regulatory authority.
Furthermore, these authorities have not
passed upon the accuracy or adequacy of
this document. The U.S. Securities and
Exchange Commission does not pass upon
the merits of any securities offered or the
terms of the offering, nor does it pass
upon the accuracy or completeness of any
offering document or literature. These

securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Risk associated with **Green Sense Farms, LLC:**

RISK FACTORS

An investment in our Common Units involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the cautionary statement that follows this section and the other information included in this offering circular, before investing in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our Common Units could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

Expansion Stage Business

The Company was formed on September 25, 2012. While the Company generates revenue through the sale of leafy greens and through farm development fees, the Company has not yet generated positive earnings. The Company's proposed operations are subject to all business risks associated with new enterprises. The Company continues to invest into operational improvements at the Portage Farm and has development work to undertake for successful execution of the Company's expansion. Further, the Company's expansion and sales schedules may be altered as a result of regulatory changes, consumer market developments, business interruption caused by events beyond control of the Company, or Company initiated changes. Changes in packaging or produce specifications required by consumers may delay growth cycles which will impact revenue projections. When growing in a controlled environment, any change to the biology within the farm can impact plant quality and growth cycles. There is a possibility that the Company could sustain losses in the future. There can be no assurances that the Company will ever operate profitably.

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Competition

The controlled environment growing of leafy greens and herbs is a new emerging market. The Company will face competition from existing and new market entrants. There can be no assurance that the Company's competitors will not develop products or services that may be more effective than the Company's current or future products or that the Company's growing methods would not be rendered obsolete by such developments.

Some of the Company's current and potential competitors may have greater name recognition, larger customer bases, and greater financial and marketing resources than the Company. Some competitors are publicly traded. With a tradable equity offering on the public market, they may have access to financing necessary to adapt more quickly to new or emerging technologies and changes in vertical farming, or to devote greater resources to the promotion and sale of their products than the Company. There can be no assurances that the Company's customers will not perceive the services or products of such other companies substitutes for our products.

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Inadequacy of Funds

Funds raised in this Offering will be used primarily for research and development, pre-development activities of farm expansion, such as site selection, lease negotiations and product buyer negotiations, and improve operational efficiencies at the Portage Farm. Construction and completion of the expansion farms will require a future capital raise of approximately $3 million dollars per farm for a 20,000 sq./ft. facility ("Expansion Funds"). Expansion farms will be formed as wholly-owned subsidiaries of GSF. While a portion of the required Expansion Funds will be acquired through traditional business debt and/or revenues from the Portage Farm, additional capital may be raised through a future equity offering.

Dependence on Key Personnel and Management

In the early stages of expansion, the Company's business will be significantly dependent on the Company's management team and technical, marketing and sales personnel that the Company will recruit in the early expansion stages. There is shrewd competition in the industry to hire and retain qualified personnel, and the Company will actively search for qualified personnel as the Company grows. In the event the Company were to lose a key member of management or key personnel, the Company may not be able to find a replacement within a time frame that would avoid an adverse material impact.

Risks of Borrowing

The Company has and may need to seek additional capital from financial institutions. Typical loan agreements might contain restrictive covenants which may impair the Company's operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on the Company's business, results of operations, or financial condition.

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Management Discretion as to Use of Proceeds

The success of the Company will be substantially dependent upon the discretion and judgment of our management team with respect to application and allocation of the proceeds of this Offering.

Control by Majority Holder

The Company's Manager and majority owner is, and will remain for the foreseeable future, Robert Colangelo. Investors will not be able to control the management of the Company.

Intellectual Property Rights

With the exception of the trademarked logo for "Green Sense Farms", the Company's has no other registered intellectual property right protections for its products.

The Company is not aware of any intellectual property infringements with its product or service. If an outside party inferred an intellectual property infringement and we are not ultimately successful in defending ourselves against these claims in litigation, we may be required by a court to alter our growing method, which would interfere with product sales, or we may have to license the technology or pay damages that could, in turn, harm our results of operations.

Dilution

Robert Colangelo, as the Manager of the Company, has sole authority to authorize the Company to issue additional units of the Company's membership interests (including Common Units and preferred units) and to establish the rights and preferences with respect to such additional units, including liquidation preferences that may be senior to the Common Units offered through this offering. In addition, the Company intends to reserve additional Common Units for issuance under an equity incentive compensation plan to members of the Company's management team and consultants. The Company also has the ability to issue equity through preferred units with terms and preferences to be determined in the sole discretion of the Manager. Preferred units would likely be senior to the Company's common units on liquidation and may have other preferential rights such as the right to appoint an additional manager or a right to receive a preferred return on investment. Such future issuances of preferred or Common Units may dilute a purchaser's investment in this offering.

Limited Transferability and Liquidity

Each Investor agrees that such Investor acquires the Units for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be

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satisfied prior to any sale, transfer, conversion or other disposition of the Units. No public market exists for the Units and no market is expected to develop.

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Projections: Forward Looking Information

Management has prepared projections regarding the Company's anticipated financial performance. The Company's projections are hypothetical and are based on management's best estimate of the probable results of operations of the Company, and have not been reviewed by Company's independent accountants. These projections are based on several assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. The projected results cannot be guaranteed.

Additional Disclosures

THE COMPANY IS OFFERING THE UNITS PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION UNDER FEDERAL AND STATE SECURITIES LAWS. THE COMPANY IS UNDER NO OBLIGATION AND HAS NO INTENTION, TO REGISTER THE SECURITIES AND IS UNDER NO OBLIGATION TO ATTEMPT TO SECURE AN EXEMPTION FOR ANY SUBSEQUENT SALE. THE UNITS, WHEN ISSUED, WILL BE RESTRICTED SECURITIES AND GENERALLY MUST BE HELD INDEFINITELY. THEY MAY NOT BE TRANSFERRED UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN AVAILABLE

EXEMPTION FROM REGISTRATION WITH AN OPINION FROM LEGAL COUNSEL TO THAT EFFECT SATISFACTORY TO THE COMPANY. IN ADDITION, SUCH SECURITIES WILL BE SUBJECT TO THE RESTRICTIONS ON TRANSFER AND OTHER OBLIGATIONS CONTAINED IN THE COMPANY'S LIMITED LIABILITY COMPANY OPERATING AGREEMENT THEN IN EFFECT, WHICH MUST BE EXECUTED BY THE INVESTORS AS A CONDITION TO RECEIVING THE UNDERLYING SECURITIES.

GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

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Green Sense Farms

3202 Daniel Burnham Drive
Suite B
Portage, Indiana 46368

Video Transcription

I'm Robert Colangelo, founding farmer and CEO of Green Sense Farms. People are much more conscientious about the food they eat and I came across an idea that we perfected through four years of R&D and then built it into a large scale commercial farm.

Green Sense Farms is the largest indoor vertical farm, we grow leafy green vegetables 24 - 7 and harvest 365 days a year. We see this as a way to sustainably grow food locally, making communities healthier.

Vertical farming is a process in which we grow and stack in hydroponic tubs 24 feet tall in a room where we control the total environment. The plants get perfect conditions every day and they grow consistently year round independent of the weather and that allows us to put these farms anywhere.

We're constantly looking for ways to improve efficiencies and reduce our use of energy. Any water that is not uptaked by the plants gets recycled. We also have automation controls and censors so that we can grow very analytically.

Our goal here at Green Sense Farms is to go from harvest to the market in less than 24 hours. As a customer, one of the advantages you will see right away is that we leave the roots in tact on the product so that when we ship it that way, it really increases shelf life. Typically we can grow crops at least 50% faster. Our ultimate goal here at Green Sense Farms is to be sustainable and profitable and we get to do that by having a happy work environment. I really take pride in what we're doing here. We're part of the community, we employe people from the community, we give back to the charities in the community. We're hopeful the investment community will embrace, not only the market that we're in but also the way that we do and our very unique business model. We're looking for investors that are as excited about this industry as we are.

We think your biggest perk is being able to be part of a growing company that changing the world. We're building farms globally, we've just opened our first farm in China. We're transforming farming and how produce is distributed. You're part of that once you're an investor.

Phase one is to build a network of farms, to build a brand that's nationally known and locally grown. When you invest in Green Sense Farms, you're going to help fund our R&D effort, so that we can constantly improve the way we grow. You'll also fund predevelopment activities. We have ten farms in the pipeline as well as a small amount will go towards operations. The first thing that you do if you really want to experience Green Sense Farms is to buy our local produce. It's healthy, it's nutritious, and it will improve your lifestyle. The second thing is come work for us and be part of this great company we're building. Lastly, come invest in us and share in our success and be part of our growth.